FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JULY, 2008

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. – News Release dated July 15, 2008,

➢

Lund Gold Ltd. – BC Form 53-901F, Material Change Report,

➢

Lund Gold Ltd. – News Release dated July 16, 2008,

➢

Lund Gold Ltd. – BC Form 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

August 11, 2008

By:       “Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

August 11, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Peter McArthur

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773	E-mail: info@lund.com

July 15, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Lund Acquires Gold Property in Schreiber-Hemlo Greenstone Belt, Ontario

Lund Gold Ltd. (TSX-V: LGD ) (“Lund”) is pleased to announce that it has entered into an option agreement, subject to regulatory approval, to acquire a 100% legal and beneficial interest in 9 contiguous unpatented mining claims (76 units, 1216 hectares) known as the Blackfox Property, located within Tuuri Twp., Thunder Bay Mining Division, Ontario in the Schreiber-Hemlo Greenstone Belt.  The claims are optioned from a syndicate of Thunder Bay area prospectors, (“Prospectors”).

In order to acquire a 100% interest subject to a 2.5% Net Smelter Royalty, Lund is required to:

1.

Make cash payments to the Prospectors totaling $85,000 over 3 years including an initial $25,000 payment.

2.

Issue to the Prospectors an aggregate of 300,000 common shares of Lund including 100,000 shares upon regulatory approval, 100,000 shares on the first anniversary and 100,000 shares upon a positive feasibility study.

In addition, Lund can purchase a 1% portion of the NSR at any time by making a cash payment of $1 million to the Prospectors.

The Schreiber-Hemlo Greenstone Belt is host to the 25 million ounce Hemlo gold deposit – one of Canada’s largest gold producers – located 70 kilometres to the east.  Gold mineralization at Hemlo averages 8 g/t, occurs in several zones totaling greater than 95 million tonnes, extends over a 3.7 km lateral extent and greater than 1.5 km deep.

The Blackfox Property contains extensive alteration zones up to hundreds of metres wide characterized by intense quartz/sericite/pyrite and quartz/fuchsite/pyrite schists associated with shearing which is parallel and sub-parallel to regional structures, and locally associated with gold mineralization.

Despite its easily accessible location (the Trans Canada highway, a national rail line and a major power transmission line cross the Blackfox Property) only sporadic gold exploration has taken place since the 1890’s.  Prospector interest resurfaced after Operation Treasure Hunt in 2000 when the Ontario Ministry of Northern Development and Mines (“MNDM”) performed regional airborne geophysical surveys over the region.  This work led to the discovery by prospectors of gold showings with associated alteration zones along a greater than 2-kilometre south west regional trend crossing the Blackfox Property.  Of particular note is the discovery of high grade gold float located along this trend, near the centre of the Blackfox Property, where sampling and assaying by the Ontario MNDM office in Thunder Bay returned consistent results ranging from 165 to 189 g/t gold.  The hydrothermally altered float samples (silica, sericite and iron carbonate with pyrite) consisted of fragile angular blocks that are assumed proximal to their source location.

Lund is planning an initial program of geological mapping, detailed prospecting, geochemical surveying, trenching and IP geophysical surveying to be followed by diamond drilling.  This program will start as soon as crews can be mobilized.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 15, 2008

Item 3.

Press Release

July 15, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer acquires gold property in Schreiber-Hemlo Greenstone Belt, Ontario.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of July, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773	E-mail: info@lund.com

July 15, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Lund Acquires Gold Property in Schreiber-Hemlo Greenstone Belt, Ontario

Lund Gold Ltd. (TSX-V: LGD ) (“Lund”) is pleased to announce that it has entered into an option agreement, subject to regulatory approval, to acquire a 100% legal and beneficial interest in 9 contiguous unpatented mining claims (76 units, 1216 hectares) known as the Blackfox Property, located within Tuuri Twp., Thunder Bay Mining Division, Ontario in the Schreiber-Hemlo Greenstone Belt.  The claims are optioned from a syndicate of Thunder Bay area prospectors, (“Prospectors”).

In order to acquire a 100% interest subject to a 2.5% Net Smelter Royalty, Lund is required to:

1.

Make cash payments to the Prospectors totaling $85,000 over 3 years including an initial $25,000 payment.

2.

Issue to the Prospectors an aggregate of 300,000 common shares of Lund including 100,000 shares upon regulatory approval, 100,000 shares on the first anniversary and 100,000 shares upon a positive feasibility study.

In addition, Lund can purchase a 1% portion of the NSR at any time by making a cash payment of $1 million to the Prospectors.

The Schreiber-Hemlo Greenstone Belt is host to the 25 million ounce Hemlo gold deposit – one of Canada’s largest gold producers – located 70 kilometres to the east.  Gold mineralization at Hemlo averages 8 g/t, occurs in several zones totaling greater than 95 million tonnes, extends over a 3.7 km lateral extent and greater than 1.5 km deep.

The Blackfox Property contains extensive alteration zones up to hundreds of metres wide characterized by intense quartz/sericite/pyrite and quartz/fuchsite/pyrite schists associated with shearing which is parallel and sub-parallel to regional structures, and locally associated with gold mineralization.

Despite its easily accessible location (the Trans Canada highway, a national rail line and a major power transmission line cross the Blackfox Property) only sporadic gold exploration has taken place since the 1890’s.  Prospector interest resurfaced after Operation Treasure Hunt in 2000 when the Ontario Ministry of Northern Development and Mines (“MNDM”) performed regional airborne geophysical surveys over the region.  This work led to the discovery by prospectors of gold showings with associated alteration zones along a greater than 2-kilometre south west regional trend crossing the Blackfox Property.  Of particular note is the discovery of high grade gold float located along this trend, near the centre of the Blackfox Property, where sampling and assaying by the Ontario MNDM office in Thunder Bay returned consistent results ranging from 165 to 189 g/t gold.  The hydrothermally altered float samples (silica, sericite and iron carbonate with pyrite) consisted of fragile angular blocks that are assumed proximal to their source location.

Lund is planning an initial program of geological mapping, detailed prospecting, geochemical surveying, trenching and IP geophysical surveying to be followed by diamond drilling.  This program will start as soon as crews can be mobilized.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

L U N D
GOLD LTD.

2000-1055 W. Hastings Street	15 Toronto Street, Suite 1000,
Vancouver BC V6E 2E9 Canada	Toronto, ON M5C 2E3 Canada
T.604-331-8772 F.604-331-8773	T.416-864-1456
www.lundgold.com	www.norontresources.com

Trading Symbol: TSX-V: LGD	Trading Symbol: TSX-V: NOT

July 16, 2008

LUND GOLD AND NORONT RESOURCES LTD.

PROVIDE PROJECT UPDATE

Lund Gold Ltd. (TSX-V:  LGD) (“Lund”) and Noront Resources Ltd. (TSX-V:  NOT) (“Noront”) are pleased to release the following project update on their Lund property. The Lund Property is located approximately 25 km. north northeast of Noront’s Eagle One Magmatic Massive Sulphide discovery in the “Ring of Fire” area of the James Bay Lowlands. Nakina, Ontario lies approximately 300 km. south - southwest of the property.

The Eagle One deposit has recently been the focus of a 43-101 compliant resource study that identifies an initial indicated resource of 1,834,000 tonnes grading 1.96% nickel, 1.18% copper, 0.15 g/t gold, 1.12g/t platinum, 3.91g/t palladium and 3.81g/t silver. Additionally, the study outlined an inferred resource of 1,087,000 tonnes grading 2.39% nickel, 1.27%copper, 0.13g/t gold, 1.37g/t platinum, 4.50g/t palladium and 4.21g/t silver. This discovery was made in late August of 2007 and kicked off a major staking rush. Over 35 mining companies currently hold interests in the area that has been loosely dubbed the “Ring of Fire” by the various participants.

Additional discoveries have been made in the vicinity by the Spider Resources Inc., KWG Resources Inc. joint venture where as of July 15, 2008 a National Instrument 43-101 compliant resource of 802,000 tonnes grading 3.75% copper and 1.1% zinc at their Mcfauld’s 3 volcanic hosted massive sulphide deposit was announced. WSR Resources Inc., Metalex Ventures Ltd. and Arctic Star Resources Inc. have recently announced intersections of Volcanic Derived Sulphides

Recent Vtem surveys have been completed over the Lund – Noront project area, known as the Lund Property. Preliminary results indicate the presence of a number of aeromagnetic and electromagnetic anomalies that indicate the presence of bedrock conductors. Depending on the results of final interpretation and a property examination, a follow up program will be outlined for execution during this year. This program will consist of ground surveys and/or diamond drilling. Noront is the operator of the project and plans to schedule the follow up to these airborne surveys over the next month.

The Lund property consists of 13 claims that total 169 units. For terms of the agreement please refer to Lund news release dated February 4, 2008. Upon Lund satisfying the terms of the agreement to earn 50%, a joint venture will be formed with Noront acting as the Operator.

To find out more about Lund Gold Ltd., please visit www.lundgold.com

To find out more about Noront Resources Ltd., please visit www.norontresources.com

On Behalf of the Board of Directors of

On Behalf of the Board of Directors of

LUND GOLD LTD.

NORONT RESOURCES LTD.

“Chet Idziszek”	“Richard Nemis”
Chet Idziszek,	Richard Nemis
President	President and CEO

For further information please contact:	For further information please contact:
David Scott, Investor Relations	Neil Novak, Vice President Corporate &
Phone: 604.331.8772	Aboriginal Affairs Phone: 416.864.1456

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND

ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

July 16, 2008

Item 3.

Press Release

July 16, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

McFaulds Lake project update.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 16th day of July, 2008.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

L U N D
GOLD LTD.

2000-1055 W. Hastings Street	15 Toronto Street, Suite 1000,
Vancouver BC V6E 2E9 Canada	Toronto, ON M5C 2E3 Canada
T.604-331-8772 F.604-331-8773	T.416-864-1456
www.lundgold.com	www.norontresources.com

Trading Symbol: TSX-V: LGD	Trading Symbol: TSX-V: NOT

July 16, 2008

LUND GOLD AND NORONT RESOURCES LTD.

PROVIDE PROJECT UPDATE

Lund Gold Ltd. (TSX-V:  LGD) (“Lund”) and Noront Resources Ltd. (TSX-V:  NOT) (“Noront”) are pleased to release the following project update on their Lund property. The Lund Property is located approximately 25 km. north northeast of Noront’s Eagle One Magmatic Massive Sulphide discovery in the “Ring of Fire” area of the James Bay Lowlands. Nakina, Ontario lies approximately 300 km. south - southwest of the property.

The Eagle One deposit has recently been the focus of a 43-101 compliant resource study that identifies an initial indicated resource of 1,834,000 tonnes grading 1.96% nickel, 1.18% copper, 0.15 g/t gold, 1.12g/t platinum, 3.91g/t palladium and 3.81g/t silver. Additionally, the study outlined an inferred resource of 1,087,000 tonnes grading 2.39% nickel, 1.27%copper, 0.13g/t gold, 1.37g/t platinum, 4.50g/t palladium and 4.21g/t silver. This discovery was made in late August of 2007 and kicked off a major staking rush. Over 35 mining companies currently hold interests in the area that has been loosely dubbed the “Ring of Fire” by the various participants.

Additional discoveries have been made in the vicinity by the Spider Resources Inc., KWG Resources Inc. joint venture where as of July 15, 2008 a National Instrument 43-101 compliant resource of 802,000 tonnes grading 3.75% copper and 1.1% zinc at their Mcfauld’s 3 volcanic hosted massive sulphide deposit was announced. WSR Resources Inc., Metalex Ventures Ltd. and Arctic Star Resources Inc. have recently announced intersections of Volcanic Derived Sulphides

Recent Vtem surveys have been completed over the Lund – Noront project area, known as the Lund Property. Preliminary results indicate the presence of a number of aeromagnetic and electromagnetic anomalies that indicate the presence of bedrock conductors. Depending on the results of final interpretation and a property examination, a follow up program will be outlined for execution during this year. This program will consist of ground surveys and/or diamond drilling. Noront is the operator of the project and plans to schedule the follow up to these airborne surveys over the next month.

The Lund property consists of 13 claims that total 169 units. For terms of the agreement please refer to Lund news release dated February 4, 2008. Upon Lund satisfying the terms of the agreement to earn 50%, a joint venture will be formed with Noront acting as the Operator.

To find out more about Lund Gold Ltd., please visit www.lundgold.com

To find out more about Noront Resources Ltd., please visit www.norontresources.com

On Behalf of the Board of Directors of

On Behalf of the Board of Directors of

LUND GOLD LTD.

NORONT RESOURCES LTD.

“Chet Idziszek”	“Richard Nemis”
Chet Idziszek,	Richard Nemis
President	President and CEO

For further information please contact:	For further information please contact:
David Scott, Investor Relations	Neil Novak, Vice President Corporate &
Phone: 604.331.8772	Aboriginal Affairs Phone: 416.864.1456

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND

ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.